UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                             MOTORVAC TECHNOLOGIES, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                                        Common
          _________________________________________________________________
                            (Title of Class of Securities)


                                     620105 10 6
                             ____________________________
                                    (CUSIP Number)


                                 Stephen A. Springer
                                   345 E. 57th St.
                                 New York, NY  10022
                                    (212) 486-9734
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    NOT APPLICABLE
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _X_.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          CUSIP NO. 620105 10 6

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Stephen A. Springer

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)___

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF, 00

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       354,630
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   6,600

                         9.   SOLE DISPOSITIVE POWER
                              354,630

                         10.  SHARED DISPOSITIVE POWER
                              61,500

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               416,130

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.2%

          14.  TYPE OF REPORTING PERSON*

               IN, IA
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                (a) Title and Class of Security:

                    MotorVac Technologies, Inc. (the "Issuer")
                    Common Stock ("the Shares")

                (b) Name of Issuer and Address of Issuer's Principal Executive
                    Offices:

                    MotorVac Technologies, Inc.
                    1431 S. Village Way
                    Santa Ana, CA  92705


          ITEM 2.   IDENTITY AND BACKGROUND.

                    (a)  Stephen A. Springer
                    (b)  345 E. 57th Street, New York, NY  10022
                    (c)  President and Owner,
                         Target Capital Management
                         345 E. 57th St.
                         New York, NY  10022
                    (d)  No
                    (e)  No
                    (f)  U.S.A.



          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          As set forth in ITEM 5(a), The Reporting Person holds Shares in various capacities. The source of funds used for the purchase of Shares directly or by his IRA were his personal funds. The source of funds used for the purchase of Shares as custodian or co-trustee were the personal funds of such account or trust. The source of funds used for the purchase of Shares by various clients were the personal funds of such clients. The Reporting Person did not borrow any funds to acquire the Shares.

          The approximate amounts of funds paid for the Shares by the Reporting Person were as follows:

                  Directly by Reporting Person         $63,048
                  IRAs for such Reporting Person       798,266
                  As custodian for Dillon Springer         712
                  As custodian for Hadley Springer         712
                  As co-trustee of a trust fbo
                    Ashley Springer                     18,550
                  As co-trustee of a trust fbo
                    Dillon Springer                      6,175

          Note: The foregoing amounts do not include commissions. Information as to amounts of funds paid by various clients is not available.


          ITEM 4.  PURPOSE OF TRANSACTION.

          The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate his investment in the Shares. The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon his evaluation of the investment, upon the amounts and prices of available Shares, and upon other relevant circumstances.

          The Reporting Person has no present plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) Any action similar to any of those enumerated above.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 416,130 Shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          Stephen A. Springer              416,130 (2)             9.2%



             (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 4,540,575 Shares (as reported by the Issuer to the Reporting Person as of March 31, 2000).

             (2)  Such shares are held as follows:

                  Directly by Reporting Person          29,600
                  IRAs for such Reporting Person       324,630
                  As custodian for Dillon Springer
                    (minor child of Reporting Person)      200
                  As custodian for Hadley Springer
                    (minor child of Reporting Person)      200
                  As co-trustee of a trust fbo
                    Ashley Springer (minor child of
                    Reporting Person)                    5,300
                  As co-trustee of a trust fbo
                    Dillon Springer                      1,300
                  As investment adviser for various
                    clients                             54,900
                                                       _______
                                                       416,130

          NOTE: Such shares do not include 22,200 Shares held by John L. Springer (father of the Reporting Person). The Reporting Person disclaims any beneficial ownership of such Shares.

          (b) The Reporting Person has sole power to vote or direct the vote of 354,630 Shares (includes those Shares held directly, in an IRA, or as custodian).

                  The Reporting Person has shared power to vote or direct the vote of 6,600 Shares (includes those Shares held as co-trustee).

                  The Reporting Person has sole power to dispose or direct the disposition of 354,630 Shares (includes those Shares held directly, in an IRA, or as custodian).

                  The Reporting Person has shared power to dispose or direct the disposition of 61,500 Shares (includes those Shares held as co-trustee or as the investment adviser for various clients).

          (c) The following purchases of the Shares was effected during the past sixty days:


                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
            Purchase In The             Number of  not            Transaction
                Name Of        Date     Shares     included)      Made Through


          Stephen A. Springer  5/30/00  2,900      2.4375       Charles Schwab
          (IRA)

          Stephen A. Springer  5/31/00  3,100      2.25         Charles Schwab
          (IRA)

          Stephen A. Springer  6/2/00   5,000      1.9375       Charles Schwab
          (directly)

          Stephen A. Springer  6/16/00    500      2.3125       Charles Schwab
          (directly)

          Stephen A. Springer  6/19/00  3,300      2.25         Charles Schwab
          (directly)

          Stephen A. Springer  6/21/00  2,800      2.125        Charles Schwab
          (directly)



          (d) Not applicable

          (e) Not applicable

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    not applicable

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 6th day of July, 2000.


          s/Stephen A. Springer
            Stephen A. Springer